Exhibit 3.1

ALPHA STAR ACQUISITION CORPORATION (the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

Proposal 1 – Extension Proposal

The Amended and Restated Memorandum and Articles of Association of Alpha Star Acquisition Corporation shall be amended by deleting Section 36.2 in its entirety and replacing it with the following:

“36.2 In the event that the Company does not consummate its initial Business Combination by February 5, 2023 (the “Deadline”), the Company may, but is not obliged to, extend the period of time to consummate the Business Combination up to six (6) additional times, each by a period of one month (the “Extension”), to September 15, 2024 (the “Extended Date”), provided that if the Company exercises the Extension, the Sponsor, or its designee or assignee, shall deposit additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account. In the event that the Company does not consummate a Business Combination by the Extended Date, such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) business days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of the Company’s affairs. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.”

Proposal 2 – Target Limitation Amendment Proposal

The Amended and Restated Memorandum and Articles of Association of Alpha Star Acquisition Corporation shall be amended by amending Section 1.1 by deleting the following words:

“Target Business means any businesses or entity with whom the Company wishes to undertake a Business Combination. For these purposes, a Target Business shall not include any entity or business with its principal or a majority of its business operations (either directly or through any subsidiaries and/or VIEs) in the People’s Republic of China (including Hong Kong and Macau) and, for the avoidance of doubt, the Company shall not enter into an agreement for, or consummate its initial Business Combination with, such an entity or business.”

and replacing them with the words:

“Target Business means any businesses or entity with whom the Company wishes to undertake a Business Combination, which may be businesses or entities with a physical presence, operation or other significant ties to China or which may subject the post-business combination business to the laws, regulations and policies of China (including Hong Kong and Macao), or entity or business that conducts operations in China through variable interest entities, or VIEs, pursuant to a series of contractual arrangements with the VIE and its equity holders on one side, and a China-based subsidiary of the China-based Target Business on the other side, or entering into contractual arrangements that give the Corporation control over such a Target Business.”

Proposal 3 – Redemption Limitation Amendment Proposal

The Amended and Restated Memorandum and Articles of Association of Alpha Star Acquisition Corporation shall be amended by amending Section 36.5(c) by deleting the following words in their entirety:

“The Company shall only consummate the Tender Redemption Offer or the Redemption Offer under Article 36.5(a) or 36.5(b) or an Amendment Redemption Event under Article 36.11 if: (i) following such redemptions, the Company would have net tangible assets of at least US$5,000,001 immediately prior to or upon consummation of a Business Combination after payment of underwriting fees and commissions; or (ii) the Company’s securities issued in the IPO (as described in Article 2.4) qualify, are registered or are approved for listing or registration upon notice of issuance on a Designated Stock Exchange, as required under SEC Rule 3a51-1, in order to avoid being deemed a penny stock under such rule.”